SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 1

TO

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

Pendrell Corporation

(Name of the Issuer and Person Filing Statement)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

70686R302

(CUSIP Number of Class of Securities)

Timothy M. Dozois

Corporate Counsel

Pendrell Corporation

2300 Carillon Point

Kirkland, WA 98033

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

Copy to:

John Rafferty

Morrison & Foerster

425 Market Street

San Francisco, CA 94105-2482

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation (*)	Amount of Filing Fee (**)
$6,550,000	$759.15

(*)	Calculated solely for purposes of determining the filing fee. This amount assumes the repurchase of approximately 1,000,000 shares of common stock for $6.55 per share in cash.
(**)	The filing fee is calculated in accordance with Exchange Act Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Valuation by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $759.15	Filing Party: Pendrell Corporation

Form or Registration No.: Schedule 13E-3	Date Filed: March 20, 2017

INTRODUCTION

This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “First Amendment”) is filed by Pendrell Corporation, a Washington corporation (the “Company”), on March 30, 2017 to disclose the termination of the Repurchase Plan announced by the Company in a Schedule 13E-3 filed on March 20, 2017 (the “Initial 13E-3”). Capitalized terms used in this First Amendment and not defined in this First Amendment are defined in the Initial 13E-3.

Based upon review and careful consideration, further discussions with management, advisors and shareholders, and other relevant factors, on March 28, 2017, the Board determined that the consummation of the Reverse Stock Split should be deferred until no earlier than the fourth quarter of this year. The Board anticipates reevaluating the appropriate time for consummation of the Reverse Stock Split after the Company’s 2017 annual meeting of shareholders. Considering the foregoing, the Board opted to forego the implementation of the Repurchase Plan.

Contemporaneously with the filing of this First Amendment, the Company is filing a Form 8-K to disclose the foregoing.

Item 15. Additional Information

(a)	“Other Material Information” of the Initial 13E-3 is hereby amended and supplemented to include the following:

Based upon review and careful consideration, further discussions with management, advisors and shareholders, and other relevant factors, on March 28, 2017, the Board determined that the consummation of the Reverse Stock Split should be deferred until no earlier than the fourth quarter of this year. The Board anticipates reevaluating the appropriate time for consummation of the Reverse Stock Split after the Company’s 2017 annual meeting of shareholders. Considering the foregoing, the Board opted to forego implementation of the Repurchase Plan that was previously announced on March 14, 2017.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

PENDRELL CORPORATION

Dated: March 30, 2017	By:	/s/ Timothy M. Dozois
Timothy M. Dozois
Corporate Counsel and Corporate Secretary

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